EXHIBIT 8.1

List of Subsidiaries

Subsidiary	Country of Incorporation
Eirini Shipping Ltd.	Liberia
Ultra One Shipping Ltd.	Liberia
Blessed Luck Shipowners Ltd.	Liberia
Good Heart Shipping Ltd.	Liberia
Santa Cruz Shipowners Ltd.	Liberia
Troboni Shipping Ltd.	Liberia
Aristeidis Shipping Ltd	Liberia
Kamsarmax One Shipping Ltd.	Marshall Islands
Kamsarmax Two Shipping Ltd.	Marshall Islands
Areti Shipping Ltd.	Marshall Islands
Light Shipping Ltd.	Marshall Islands
Molyvos Shipping Ltd.	Marshall Islands
Yannis Navigation Ltd.	Marshall Islands
Ultra Limited Partner Ltd.	Marshall Islands
Ultra General Partner Ltd.	Marshall Islands
Christos Ultra LP.	Marshall Islands
Maria Ultra LP.	Marshall Islands